Exhibit (a)(1)(K)

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net
PERFORMANCE SHIPPING INC. ANNOUNCES EXTENSION
OF ITS OFFER TO EXCHANGE UP TO 4,066,181 COMMON SHARES FOR SHARES OF SERIES B CONVERTIBLE CUMULATIVE PERPETUAL PREFERRED STOCK

ATHENS, GREECE, January 12, 2022 - Performance Shipping Inc. (NASDAQ: PSHG), (the “Company”), a global shipping company specializing in the ownership of tanker vessels, announced today that it has extended the expiration date of its offer to exchange up to 4,066,181 of its currently issued and outstanding common shares of the Company, par value $0.01 per share (the “Common Shares”), for newly issued shares of the Company’s Series B Convertible Cumulative Perpetual Preferred Stock, par value $0.01 and liquidation preference $25.00 (the “Series B Preferred Shares”) at a ratio of 0.28 Series B Preferred Shares for each Common Share. The extended expiration date of the offer to exchange is 5:00 p.m., New York City time, on January 27, 2022, unless the offer is extended or withdrawn. The full terms and conditions of the offer to exchange are discussed in the Offer to Exchange, as amended and restated on January 12, 2022 (the “Offer to Exchange”), and the related Letter of Transmittal and other materials relating to the Offer to Exchange (each as amended), contained in the Company’s tender offer statement on Schedule TO, as amended, which has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and which has, or will be, distributed to shareholders.

Shareholders who have previously tendered and not validly withdrawn their Common Shares by completing and returning the Letter of Transmittal and who still wish to participate in the Offer to Exchange are not required to take any further action.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of Aframax tankers. The Company’s current fleet is employed on spot voyages, time charters, and through pool arrangements.

Certain Information Regarding the Exchange Offer

The information in this press release describing Performance Shipping Inc.’s exchange offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Performance Shipping Inc.’s securities in the exchange offer. The exchange offer is being made only pursuant to the Offer to Exchange and the related materials that Performance Shipping Inc. is distributing to its shareholders, as they may be amended or supplemented. SHAREHOLDERS ARE URGED TO READ THE EXCHANGE OFFER AND SCHEDULE TO FILED OR TO BE FILED WITH THE SEC CAREFULLY, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN OR WILL

CONTAIN IMPORTANT INFORMATION THAT SHAREHOLDERS AND INVESTORS IN THE COMPANY’S SERIES B PREFERRED SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER, INCLUDING THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER AND THE SERIES B PREFERRED SHARES. Shareholders of Performance Shipping Inc. may obtain a free copy of the offer to exchange and other documents filed as an exhibit to the Schedule TO that Performance Shipping Inc. is filing with the SEC from the SEC’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from Georgeson LLC, the information agent for the exchange offer, toll free at (800) 676-0098. Shareholders are urged to carefully read all of these materials prior to making any decision with respect to the exchange offer. Shareholders and investors who have questions or need assistance may call Georgeson LLC, the information agent for the exchange offer, toll free at (800) 676-0098. Parties outside the U.S. can reach the information agent at +1-781-575-2137.

None of the Company, any of its management or its board of directors, or the information agent makes any recommendation as to whether or not holders of the Company’s Common Shares should participate in this exchange offer.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the consummation of this exchange offer described in this press release, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand for our vessels, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, dry-docking and insurance costs, our future operating or financial results, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.